UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Chosen by Altitude for IEEE 802.16e Mobile WiMAX™ Deployment. dated December 11th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11th, 2007	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion Chosen by Altitude for
IEEE 802.16E Mobile WiMAX™ Deployment

French Nation-wide Operator Signs New Agreement with Alvarion

TEL Aviv, Israel, December 11, 2007– Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced a frame agreement with Altitude to provide its Mobile WiMAX™ 4Motion™ solution, offering services using the 3.5 GHz frequency band.

Upon receiving regional-based WiMAX licenses, Altitude turned to Alvarion in order to provide corporate, ISP and residential users with primary broadband services based on Alvarion’s IEEE 802.16e Mobile WiMAX technology. Implementation of the first phase of the contract has recently commenced and includes deployment throughout the region of Aveyron.

“After being awarded WiMAX licenses at the second spectrum allocation in France, we needed to find the most advanced, most reliable 802.16e Mobile WiMAX vendor,” said Fabrice Ballart, Managing Director of Altitude. “We issued an industry-wide tender, open to all large equipment vendors, and again chose Alvarion. Our decision was strongly influenced by our excellent experience from the previous BreezeMAX™ 3.5 GHz deployment and Alvarion’s continuous WiMAX market leadership. Alvarion has clearly developed unique and highly-advanced implementation abilities, offering us superior technology with emphasis on best-in-class operator-centric solutions and future Mobile WiMAX services.”

“Altitude’s approach to business is highly innovative, and we are pleased to be chosen by them once again,” said Tzvika Friedman, President and CEO of Alvarion. “With proven performance and high capabilities, we have developed strong market relationships and are seeing the benefits from our early engagement in the WiMAX market. Highly dedicated, we are constantly working with key operators and continuing to lead the market in an even more challenging competitive landscape.”

About OPEN™ WiMAX

Alvarion’s all-IP OPEN WiMAX architecture is the foundation of its operator-centric best of breed 4Motion solution. Whether providing a complete Alvarion-based solution, or combining BreezeMAX’s superior radio technology with network elements from its world-class ecosystem of partners, Alvarion delivers an end-to-end solution that is tailored to the specific requirements of each operator.

About Altitude

Altitude is a telecommunication operator, which invests in broadband technologies to provide solutions for voice, data and Internet businesses, everywhere in France. Altitude takes advantage on its expertise of all telecommunications technologies (xDSL, fiber optics, BLR-WiMAX, ISDN, Edge-GPRS, etc.), to offer its services to many administrations and large companies: MPLS IP VPN, voice over IP, Internet access, hosting, and convergence. For more information, visit www.altitudetelecom.fr.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.